FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 4, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Income statement reconciliations

Appendix 1 Income statement reconciliations

	Quarter ended
	30 September 2011			30 June 2011			30 September 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	5,371	-	5,371	5,410	(6)	5,404	5,575	9	5,584
Interest payable	(2,293)	(1)	(2,294)	(2,177)	-	(2,177)	(2,171)	(2)	(2,173)

Net interest income	3,078	(1)	3,077	3,233	(6)	3,227	3,404	7	3,411

Fees and commissions receivable	1,452	-	1,452	1,700	-	1,700	2,044	(7)	2,037
Fees and commissions payable	(304)	-	(304)	(323)	-	(323)	(611)	-	(611)
Income from trading activities	547	410	957	1,204	(57)	1,147	1,432	(1,155)	277
Gain on redemption of own debt	-	1	1	-	255	255	-	-	-
Other operating income (excluding insurance premium income)	549	1,835	2,384	863	279	1,142	359	(676)	(317)
Insurance net premium income	1,036	-	1,036	1,090	-	1,090	1,289	-	1,289

Non-interest income	3,280	2,246	5,526	4,534	477	5,011	4,513	(1,838)	2,675

Total income	6,358	2,245	8,603	7,767	471	8,238	7,917	(1,831)	6,086

Staff costs	(1,963)	(113)	(2,076)	(2,099)	(111)	(2,210)	(2,166)	(257)	(2,423)
Premises and equipment	(584)	(20)	(604)	(563)	(39)	(602)	(596)	(15)	(611)
Other administrative expenses	(858)	(104)	(962)	(834)	(918)	(1,752)	(869)	(45)	(914)
Depreciation and amortisation	(416)	(69)	(485)	(396)	(57)	(453)	(465)	(138)	(603)

Operating expenses	(3,821)	(306)	(4,127)	(3,892)	(1,125)	(5,017)	(4,096)	(455)	(4,551)

Profit before other operating charges	2,537	1,939	4,476	3,875	(654)	3,221	3,821	(2,286)	1,535
Insurance net claims	(734)	-	(734)	(793)	-	(793)	(1,142)	-	(1,142)

Operating profit before impairment losses	1,803	1,939	3,742	3,082	(654)	2,428	2,679	(2,286)	393
Impairment losses	(1,536)	(202)	(1,738)	(2,264)	(842)	(3,106)	(1,953)	-	(1,953)

Operating profit/(loss)	267	1,737	2,004	818	(1,496)	(678)	726	(2,286)	(1,560)

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	30 September 2011			30 June 2011			30 September 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	267	1,737	2,004	818	(1,496)	(678)	726	(2,286)	(1,560)
Fair value of own debt (1)	2,357	(2,357)	-	339	(339)	-	(858)	858	-
Asset Protection Scheme credit default swap - fair value changes (2)	(60)	60	-	(168)	168	-	(825)	825	-
Payment Protection Insurance costs	-	-	-	(850)	850	-	-	-	-
Sovereign debt impairment	(142)	142	-	(733)	733	-	-	-	-
Amortisation of purchased intangible assets	(69)	69	-	(56)	56	-	(123)	123	-
Integration and restructuring costs	(233)	233	-	(208)	208	-	(311)	311	-
Gain on redemption of own debt	1	(1)	-	255	(255)	-	-	-	-
Strategic disposals	(49)	49	-	50	(50)	-	27	(27)	-
Bonus tax	(5)	5	-	(11)	11	-	(15)	15	-
RFS Holdings minority interest	(3)	3	-	(5)	5	-	(181)	181	-
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	(60)	60	-	(109)	109	-	-	-	-

Profit/(loss) before tax	2,004	-	2,004	(678)	-	(678)	(1,560)	-	(1,560)
Tax (charge)/credit	(791)	-	(791)	(222)	-	(222)	295	-	295

Profit/(loss) from continuing operations	1,213	-	1,213	(900)	-	(900)	(1,265)	-	(1,265)
Profit from discontinued operations, net of tax	6	-	6	21	-	21	18	-	18

Profit/(loss) for the period	1,219	-	1,219	(879)	-	(879)	(1,247)	-	(1,247)
Non-controlling interests	7	-	7	(18)	-	(18)	101	-	101

Profit/(loss) attributable to ordinary and B shareholders	1,226	-	1,226	(897)	-	(897)	(1,146)	-	(1,146)

Notes:

(1)
Reallocation of £470 million (Q2 2011 - £111 million; Q3 2010 - (£330) million) to income from trading activities and £1,887 million (Q2 2011 - £228 million; Q3 2010 - (£528) million) to other operating income.

(2)	Reallocation to income from trading activities.

Appendix 1 Income statement reconciliations (continued)

	Nine months ended
	30 September 2011			30 September 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	16,183	(7)	16,176	17,155	9	17,164
Interest payable	(6,570)	(1)	(6,571)	(6,533)	(2)	(6,535)

Net interest income	9,613	(8)	9,605	10,622	7	10,629

Fees and commissions receivable	4,794	-	4,794	6,141	-	6,141
Fees and commissions payable	(887)	-	(887)	(1,762)	-	(1,762)
Income from trading activities	3,241	(302)	2,939	5,159	(1,006)	4,153
Gain on redemption of own debt	-	256	256	-	553	553
Other operating income (excluding insurance premium income)	2,122	1,795	3,917	1,187	(711)	476
Insurance net premium income	3,275	-	3,275	3,856	-	3,856

Non-interest income	12,545	1,749	14,294	14,581	(1,164)	13,417

Total income	22,158	1,741	23,899	25,203	(1,157)	24,046

Staff costs	(6,382)	(303)	(6,685)	(6,897)	(580)	(7,477)
Premises and equipment	(1,703)	(74)	(1,777)	(1,640)	(53)	(1,693)
Other administrative expenses	(2,557)	(1,078)	(3,635)	(2,778)	(169)	(2,947)
Depreciation and amortisation	(1,192)	(170)	(1,362)	(1,314)	(290)	(1,604)

Operating expenses	(11,834)	(1,625)	(13,459)	(12,629)	(1,092)	(13,721)

Profit before other operating charges	10,324	116	10,440	12,574	(2,249)	10,325
Insurance net claims	(2,439)	-	(2,439)	(3,601)	-	(3,601)

Operating profit before impairment losses	7,885	116	8,001	8,973	(2,249)	6,724
Impairment losses	(5,747)	(1,044)	(6,791)	(7,115)	-	(7,115)

Operating profit/(loss)	2,138	(928)	1,210	1,858	(2,249)	(391)

Appendix 1 Income statement reconciliations (continued)

	Nine months ended
	30 September 2011			30 September 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	2,138	(928)	1,210	1,858	(2,249)	(391)
Fair value of own debt (1)	2,216	(2,216)	-	(408)	408	-
Asset Protection Scheme credit default swap - fair value changes (2)	(697)	697	-	(825)	825	-
Payment Protection Insurance costs	(850)	850	-	-	-	-
Sovereign debt impairment	(875)	875	-	-	-	-
Amortisation of purchased intangible assets	(169)	169	-	(273)	273	-
Integration and restructuring costs	(586)	586	-	(733)	733	-
Gain on redemption of own debt	256	(256)	-	553	(553)	-
Strategic disposals	(22)	22	-	(331)	331	-
Bonus tax	(27)	27	-	(84)	84	-
RFS Holdings minority interest	(5)	5	-	(148)	148	-
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	(169)	169	-	-	-	-

Profit/(loss) before tax	1,210	-	1,210	(391)	-	(391)
Tax charge	(1,436)	-	(1,436)	(637)	-	(637)

Loss from continuing operations	(226)	-	(226)	(1,028)	-	(1,028)
Profit/(loss) from discontinued operations, net of tax	37	-	37	(688)	-	(688)

Loss for the period	(189)	-	(189)	(1,716)	-	(1,716)
Non-controlling interests	(10)	-	(10)	703	-	703
Preference share and other dividends	-	-	-	(124)	-	(124)

Loss attributable to ordinary and B shareholders	(199)	-	(199)	(1,137)	-	(1,137)

Notes:

(1)	Reallocation of £395 million (Q3 2010 - (£185) million) to income from trading activities and £1,821 million (Q3 2010 - (£223) million) to other operating income.
(2)	Reallocation to income from trading activities.

Appendix 2

Businesses outlined for disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The sale of the Group's UK branch-based businesses to Santander UK plc continues to make good progress. Due to the complex nature of the process required to separate the divesting branches and associated assets, and the desire to minimise customer disruption, the transaction is now expected to substantially complete in the fourth quarter of 2012, subject to regulatory approvals and other conditions.

The disposal of RBS Insurance, by way of public flotation or a trade sale, is targeted for the second half of 2012, subject to market conditions. External advisors were appointed during Q4 2010 and the process of separation is proceeding on plan. In the meantime, the business continues to be managed and reported as a separate core division.

The table below shows total income and operating profit of RBS Insurance and the UK branch-based businesses.

	Total income		Operating profit/(loss) before impairments		Operating profit/(loss)
	YTD Q3 2011	FY 2010	YTD Q3 2011	FY 2010	YTD Q3 2011	FY 2010
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	3,149	4,369	329	(295)	329	(295)
UK branch-based businesses (2)	695	902	365	439	226	160

Total	3,844	5,271	694	144	555	(135)

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	30 September 2011	31 December 2010	30 September 2011	31 December 2010	30 September 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.8	12.4	4.3	4.0
UK branch-based businesses (2)	10.6	13.2	19.1	19.9	0.9	1.2

Total	10.6	13.2	31.9	32.3	5.2	5.2

Notes:

(1)
As reported in the results for the period ended 30 September 2011 and Annual Results for the year ended 31 December 2010 and excluding non-core business. Estimated capital includes approximately £0.9 billion of goodwill.

(2)	Estimated notional equity based on 8.5% of RWAs.

Appendix 2 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	YTD Q3 2011	FY 2010
	£m	£m	£m	£m

Income statement
Net interest income	222	290	512	656
Non-interest income	69	114	183	246

Total income	291	404	695	902

Direct expenses
- staff	(57)	(63)	(120)	(176)
- other	(70)	(50)	(120)	(144)
Indirect expenses	(55)	(35)	(90)	(143)

	(182)	(148)	(330)	(463)

Operating profit before impairment losses	109	256	365	439
Impairment losses	(63)	(76)	(139)	(279)

Operating profit	46	180	226	160

Analysis of income by product
Loans and advances	98	250	348	445
Deposits	79	117	196	261
Mortgages	102	-	102	120
Other	12	37	49	76

Total income	291	404	695	902

Net interest margin	4.62%	2.67%	3.26%	3.24%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,900	1,500	4,400	4,400

	Division			Total
	UK Retail	UK Corporate	Global Banking & Markets	30 September 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	6.6	12.4	-	19.0	19.9
Loans and advances to customers (gross)	6.9	12.9	-	19.8	20.7
Customer deposits	8.9	14.7	-	23.6	24.0
Derivative assets	-	-	0.6	0.6	n/a
Derivative liabilities	-	-	0.1	0.1	n/a
Risk elements in lending	0.5	1.1	-	1.6	1.7
Loan:deposit ratio	78%	88%	-	84%	86%
Risk-weighted assets	3.3	7.3	-	10.6	13.2

Appendix 3

Additional risk management disclosures

Appendix 3 Additional risk management disclosures

Loans and advances to customers by industry and geography
The following tables analyse loans and advances to customers (excluding reverse repos and assets of disposal groups), by industry and geography (by location of office). Refer to Risk management: Credit risk for the Group summary.

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK
Central and local government	7,680	83	7,763	5,945	91	6,036	5,728	173	5,901
Finance	29,754	3,795	33,549	28,657	3,734	32,391	27,995	6,023	34,018
Residential mortgages	104,040	1,497	105,537	103,689	1,570	105,259	99,928	1,665	101,593
Personal lending	21,930	295	22,225	22,205	358	22,563	23,035	585	23,620
Property	36,106	25,953	62,059	36,584	27,182	63,766	34,970	30,492	65,462
Construction	6,203	2,245	8,448	6,839	2,104	8,943	7,041	2,310	9,351
Manufacturing	11,123	867	11,990	10,155	1,447	11,602	12,300	1,510	13,810
Service industries and business activities
- retail, wholesale and repairs	12,325	1,553	13,878	12,255	1,615	13,870	12,554	1,853	14,407
- transport and storage	8,835	3,664	12,499	7,905	3,844	11,749	8,105	5,015	13,120
- health, education and recreation	11,894	742	12,636	12,678	835	13,513	13,502	1,039	14,541
- hotels and restaurants	6,264	684	6,948	6,399	775	7,174	6,558	808	7,366
- utilities	3,788	715	4,503	3,418	908	4,326	3,101	1,035	4,136
- other	13,952	2,154	16,106	13,555	2,199	15,754	14,445	1,991	16,436
Agriculture, forestry and fishing	2,963	73	3,036	2,955	55	3,010	2,872	67	2,939
Finance leases and instalment credit	5,524	6,925	12,449	5,578	7,161	12,739	5,589	7,785	13,374
Interest accruals	352	1	353	365	21	386	415	98	513

	282,733	51,246	333,979	279,182	53,899	333,081	278,138	62,449	340,587

Europe
Central and local government	209	805	1,014	397	862	1,259	365	1,017	1,382
Finance	2,654	644	3,298	2,642	719	3,361	2,642	1,019	3,661
Residential mortgages	19,109	590	19,699	20,224	640	20,864	19,473	621	20,094
Personal lending	2,126	526	2,652	2,234	572	2,806	2,270	600	2,870
Property	5,359	12,255	17,614	5,483	12,790	18,273	5,139	12,636	17,775
Construction	1,279	754	2,033	1,163	864	2,027	1,014	873	1,887
Manufacturing	4,807	3,872	8,679	5,669	4,253	9,922	5,853	4,181	10,034
Service industries and business activities
- retail, wholesale and repairs	3,559	721	4,280	4,058	767	4,825	4,126	999	5,125
- transport and storage	5,281	1,093	6,374	5,330	970	6,300	5,625	1,369	6,994
- health, education and recreation	1,334	339	1,673	1,373	445	1,818	1,442	496	1,938
- hotels and restaurants	1,029	560	1,589	1,065	597	1,662	1,055	535	1,590
- utilities	1,852	598	2,450	1,536	654	2,190	1,412	623	2,035
- other	3,554	1,634	5,188	4,807	1,850	6,657	3,877	2,050	5,927
Agriculture, forestry and fishing	760	62	822	789	68	857	849	68	917
Finance leases and instalment credit	259	515	774	264	620	884	370	744	1,114
Interest accruals	105	98	203	135	98	233	143	101	244

	53,276	25,066	78,342	57,169	26,769	83,938	55,655	27,932	83,587

Appendix 3 Additional risk management disclosures (continued)

Loans and advances to customers by industry and geography (continued)

	30 September 2011			30 June 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

US
Central and local government	164	15	179	164	15	179	263	53	316
Finance	10,035	368	10,403	9,820	444	10,264	9,522	587	10,109
Residential mortgages	20,285	3,040	23,325	20,020	3,093	23,113	20,548	3,653	24,201
Personal lending	6,543	1,986	8,529	6,315	2,299	8,614	6,816	2,704	9,520
Property	2,338	1,549	3,887	2,228	1,626	3,854	1,611	3,318	4,929
Construction	443	54	497	445	68	513	442	78	520
Manufacturing	6,545	54	6,599	6,113	64	6,177	5,459	143	5,602
Service industries and business activities
- retail, wholesale and repairs	4,851	109	4,960	4,644	144	4,788	4,264	237	4,501
- transport and storage	1,699	985	2,684	1,725	1,297	3,022	1,786	1,408	3,194
- health, education and recreation	2,572	94	2,666	2,396	107	2,503	2,380	313	2,693
- hotels and restaurants	532	62	594	455	71	526	486	136	622
- utilities	952	27	979	960	27	987	1,117	53	1,170
- other	4,447	423	4,870	4,195	425	4,620	4,042	577	4,619
Agriculture, forestry and fishing	24	-	24	25	-	25	31	-	31
Finance leases and instalment credit	2,531	-	2,531	2,456	-	2,456	2,315	-	2,315
Interest accruals	172	53	225	179	57	236	183	73	256

	64,133	8,819	72,952	62,140	9,737	71,877	61,265	13,333	74,598

RoW
Central and local government	44	604	648	68	539	607	425	428	853
Finance	5,651	77	5,728	6,426	141	6,567	6,751	22	6,773
Residential mortgages	507	192	699	467	206	673	410	203	613
Personal lending	1,553	3	1,556	1,470	-	1,470	1,460	2	1,462
Property	269	871	1,140	244	1,264	1,508	735	1,205	1,940
Construction	67	9	76	78	34	112	183	91	274
Manufacturing	2,341	440	2,781	2,131	529	2,660	2,185	686	2,871
Service industries and business activities
- retail, wholesale and repairs	1,472	44	1,516	1,166	72	1,238	1,030	102	1,132
- transport and storage	421	267	688	283	338	621	430	403	833
- health, education and recreation	424	340	764	260	160	420	132	17	149
- hotels and restaurants	16	52	68	109	9	118	90	13	103
- utilities	1,620	385	2,005	1,573	421	1,994	1,468	399	1,867
- other	2,791	268	3,059	2,571	492	3,063	2,100	912	3,012
Agriculture, forestry and fishing	20	-	20	22	-	22	6	-	6
Finance leases and instalment credit	90	27	117	55	139	194	47	-	47
Interest accruals	32	-	32	36	-	36	90	6	96

	17,318	3,579	20,897	16,959	4,344	21,303	17,542	4,489	22,031

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography
The following tables analyse loans and advances to banks and customers (excluding reverse repos and assets of disposal groups) and related REIL, provisions, impairments and write-offs by industry and geography (by location of office), for the Group, Core and Non-Core.

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Group
Central and local government	9,604	76	-	0.8	-	-	-	-
Finance - banks	52,727	149	126	0.3	85	0.2	-	-
- other	52,978	979	670	1.8	68	1.3	4	62
Residential mortgages	149,260	5,313	1,420	3.6	27	1.0	949	392
Personal lending	34,962	3,256	2,622	9.3	81	7.5	535	806
Property	84,700	22,354	8,831	26.4	40	10.4	2,936	731
Construction	11,054	1,753	740	15.9	42	6.7	32	168
Manufacturing	30,049	1,106	489	3.7	44	1.6	105	158
Service industries and business activities
- retail, wholesale and repairs	24,634	1,094	555	4.4	51	2.3	135	93
- transport and storage	22,245	544	141	2.4	26	0.6	53	35
- health, education and recreation	17,739	1,197	401	6.7	34	2.3	176	72
- hotels and restaurants	9,199	1,574	701	17.1	45	7.6	266	54
- utilities	9,937	80	22	0.8	28	0.2	1	2
- other	29,223	2,239	1,162	7.7	52	4.0	690	311
Agriculture, forestry and fishing	3,902	151	59	3.9	39	1.5	(21)	11
Finance leases and instalment credit	15,871	861	517	5.4	60	3.3	81	125
Interest accruals	813	-	-	-	-	-	-	-
Latent	-	-	2,267	-	-	-	(355)	-

	558,897	42,726	20,723	7.6	49	3.7	5,587	3,020

of which:
UK
- residential mortgages	105,537	2,292	424	2.2	18	0.4	152	14
- personal lending	22,225	2,913	2,368	13.1	81	10.7	510	666
- property	62,059	8,373	2,799	13.5	33	4.5	1,063	421
- other	177,452	5,343	3,387	3.0	63	1.9	436	650
Europe
- residential mortgages	19,699	2,248	722	11.4	32	3.7	445	7
- personal lending	2,652	210	178	7.9	85	6.7	(68)	20
- property	17,614	13,165	5,753	74.7	44	32.7	1,809	189
- other	51,977	5,188	3,146	10.0	61	6.1	938	195
US
- residential mortgages	23,325	749	265	3.2	35	1.1	352	371
- personal lending	8,529	131	75	1.5	57	0.9	93	116
- property	3,887	377	119	9.7	32	3.1	(10)	87
- other	38,275	633	946	1.7	149	2.5	(175)	111
RoW
- residential mortgages	699	24	9	3.4	38	1.3	-	-
- personal lending	1,556	2	1	0.1	50	0.1	-	4
- property	1,140	439	160	38.5	36	14.0	74	34
- other	22,271	639	371	2.9	58	1.7	(32)	135

	558,897	42,726	20,723	7.6	49	3.7	5,587	3,020

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Group
Central and local government	8,081	-	-	-	-	-	-	-
Finance - banks	53,264	155	133	0.3	86	0.2	-	-
- other	52,583	1,088	677	2.1	62	1.3	15	52
Residential mortgages	149,909	5,127	1,284	3.4	25	0.9	670	274
Personal lending	35,453	3,279	2,628	9.2	80	7.4	303	573
Property	87,401	21,953	8,911	25.1	41	10.2	2,395	415
Construction	11,595	1,757	694	15.2	39	6.0	(73)	118
Manufacturing	30,361	1,274	562	4.2	44	1.9	85	30
Service industries and business activities
- retail, wholesale and repairs	24,721	1,074	536	4.3	50	2.2	80	66
- transport and storage	21,692	527	148	2.4	28	0.7	49	22
- health, education and recreation	18,254	1,202	413	6.6	34	2.3	146	37
- hotels and restaurants	9,480	1,611	663	17.0	41	7.0	195	43
- utilities	9,497	89	25	0.9	28	0.3	1	-
- other	30,094	2,173	1,138	7.2	52	3.8	523	205
Agriculture, forestry and fishing	3,914	152	62	3.9	41	1.6	(27)	3
Finance leases and instalment credit	16,273	889	531	5.5	60	3.3	68	92
Interest accruals	891	-	-	-	-	-	-	-
Latent	-	-	2,354	-	-	-	(295)	-

	563,463	42,350	20,759	7.5	49	3.7	4,135	1,930

of which:
UK
- residential mortgages	105,259	2,222	407	2.1	18	0.4	124	12
- personal lending	22,563	2,927	2,395	13.0	82	10.6	336	461
- property	63,766	8,227	2,847	12.9	35	4.5	830	162
- other	178,726	5,735	3,424	3.2	60	1.9	239	439
Europe
- residential mortgages	20,864	2,140	654	10.3	31	3.1	337	2
- personal lending	2,806	216	178	7.7	82	6.3	(80)	27
- property	18,273	13,018	5,826	71.2	45	31.9	1,570	170
- other	50,711	5,004	3,106	9.9	62	6.1	637	48
US
- residential mortgages	23,113	740	214	3.2	29	0.9	209	260
- personal lending	8,614	134	53	1.6	40	0.6	47	82
- property	3,854	360	97	9.3	27	2.5	(46)	63
- other	36,908	610	1,053	1.7	173	2.9	(82)	40
RoW
- residential mortgages	673	25	9	3.7	36	1.3	-	-
- personal lending	1,470	2	2	0.1	100	0.1	-	3
- property	1,508	348	141	23.1	41	9.4	41	20
- other	24,355	642	353	2.6	55	1.4	(27)	141

	563,463	42,350	20,759	7.5	49	3.7	4,135	1,930

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Group
Central and local government	8,452	-	-	-	-	-	-	-
Finance - banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities
- retail, wholesale and repairs	25,165	1,157	572	4.6	49	2.3	334	161
- transport and storage	24,141	248	118	1.0	48	0.5	87	39
- health, education and recreation	19,321	1,055	319	5.5	30	1.7	159	199
- hotels and restaurants	9,681	1,269	504	13.1	40	5.2	321	106
- utilities	9,208	91	23	1.0	25	0.2	14	7
- other	29,994	1,438	749	4.8	52	2.5	378	310
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	-	-	-	-	-	-	-
Latent	-	-	2,650	-	-	-	(121)	-

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

of which:
UK
- residential mortgages	101,593	2,062	314	2.0	15	0.3	169	17
- personal lending	23,620	3,083	2,518	13.1	82	10.7	1,046	1,153
- property	65,462	7,986	2,219	12.2	28	3.4	1,546	397
- other	191,934	5,652	3,580	2.9	63	1.9	1,197	704
Europe
- residential mortgages	20,094	1,551	301	7.7	19	1.5	221	6
- personal lending	2,870	401	316	14.0	79	11.0	66	24
- property	17,775	10,534	4,199	59.3	40	23.6	2,828	210
- other	53,380	3,950	2,454	7.4	62	4.6	763	1,423
US
- residential mortgages	24,201	640	253	2.6	40	1.0	615	645
- personal lending	9,520	55	55	0.6	100	0.6	160	271
- property	4,929	765	202	15.5	26	4.1	321	220
- other	36,780	870	1,133	2.4	130	3.1	(76)	524
RoW
- residential mortgages	613	23	9	3.8	39	1.5	9	1
- personal lending	1,462	5	5	0.3	100	0.3	98	129
- property	1,940	299	116	15.4	39	6.0	(13)	182
- other	22,666	722	508	3.2	70	2.2	194	136

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Core
Central and local government	8,097	-	-	-	-	-	-	-
Finance - banks	52,018	138	125	0.3	91	0.2	-	-
- other	48,094	715	518	1.5	72	1.1	130	22
Residential mortgages	143,941	4,835	1,139	3.4	24	0.8	641	169
Personal lending	32,152	2,957	2,359	9.2	80	7.3	514	718
Property	44,072	4,314	1,035	9.8	24	2.3	293	122
Construction	7,992	741	259	9.3	35	3.2	136	122
Manufacturing	24,816	447	238	1.8	53	1.0	48	89
Service industries and business activities
- retail, wholesale and repairs	22,207	685	328	3.1	48	1.5	126	68
- transport and storage	16,236	277	49	1.7	18	0.3	29	23
- health, education and recreation	16,224	633	188	3.9	30	1.2	89	39
- hotels and restaurants	7,841	982	359	12.5	37	4.6	150	29
- utilities	8,212	18	1	0.2	6	-	(1)	-
- other	24,744	1,126	614	4.6	55	2.5	490	154
Agriculture, forestry and fishing	3,767	93	31	2.5	33	0.8	(22)	4
Finance leases and instalment credit	8,404	184	114	2.2	62	1.4	21	52
Interest accruals	661	-	-	-	-	-	-	-
Latent	-	-	1,516	-	-	-	(165)	-

	469,478	18,145	8,873	3.9	49	1.9	2,479	1,611

of which:
UK
- residential mortgages	104,040	2,236	413	2.1	18	0.4	146	13
- personal lending	21,930	2,716	2,185	12.4	80	10.0	498	658
- property	36,106	2,950	636	8.2	22	1.8	167	81
- other	153,683	2,968	1,811	1.9	61	1.2	379	421
Europe
- residential mortgages	19,109	2,074	588	10.9	28	3.1	331	3
- personal lending	2,126	143	124	6.7	87	5.8	(15)	14
- property	5,359	1,193	320	22.3	27	6.0	89	1
- other	40,020	2,566	1,783	6.4	69	4.5	714	126
US
- residential mortgages	20,285	502	129	2.5	26	0.6	164	153
- personal lending	6,543	96	49	1.5	51	0.7	31	42
- property	2,338	108	30	4.6	28	1.3	13	30
- other	36,016	329	583	0.9	177	1.6	(20)	52
RoW
- residential mortgages	507	23	9	4.5	39	1.8	-	-
- personal lending	1,553	2	1	0.1	50	0.1	-	4
- property	269	63	49	23.4	78	18.2	24	10
- other	19,594	176	163	0.9	93	0.8	(42)	3

	469,478	18,145	8,873	3.9	49	1.9	2,479	1,611

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Core
Central and local government	6,574	-	-	-	-	-	-	-
Finance - banks	52,619	145	132	0.3	91	0.3	-	-
- other	47,545	777	531	1.6	68	1.1	130	18
Residential mortgages	144,400	4,629	1,000	3.2	22	0.7	422	118
Personal lending	32,224	2,968	2,380	9.2	80	7.4	320	502
Property	44,539	3,749	943	8.4	25	2.1	124	59
Construction	8,525	812	271	9.5	33	3.2	100	84
Manufacturing	24,068	546	259	2.3	47	1.1	21	22
Service industries and business activities
- retail, wholesale and repairs	22,123	667	315	3.0	47	1.4	92	48
- transport and storage	15,243	247	45	1.6	18	0.3	23	19
- health, education and recreation	16,707	576	177	3.4	31	1.1	53	14
- hotels and restaurants	8,028	976	345	12.2	35	4.3	112	19
- utilities	7,487	20	-	0.3	-	-	(1)	-
- other	25,128	1,070	638	4.3	60	2.5	407	72
Agriculture, forestry and fishing	3,791	81	24	2.1	30	0.6	(29)	3
Finance leases and instalment credit	8,353	194	124	2.3	64	1.5	20	40
Interest accruals	715	-	-	-	-	-	-	-
Latent	-	-	1,568	-	-	-	(132)	-

	468,069	17,457	8,752	3.7	50	1.9	1,662	1,018

of which:
UK
- residential mortgages	103,689	2,168	397	2.1	18	0.4	119	11
- personal lending	22,205	2,723	2,210	12.3	81	10.0	326	458
- property	36,584	2,747	586	7.5	21	1.6	77	42
- other	153,718	3,078	1,814	2.0	59	1.2	231	293
Europe
- residential mortgages	20,224	1,956	514	9.7	26	2.5	224	2
- personal lending	2,234	146	125	6.5	86	5.6	(23)	12
- property	5,483	826	281	15.1	34	5.1	37	-
- other	37,702	2,576	1,829	6.8	71	4.9	568	15
US
- residential mortgages	20,020	481	80	2.4	17	0.4	79	105
- personal lending	6,315	97	43	1.5	44	0.7	17	29
- property	2,228	127	38	5.7	30	1.7	10	17
- other	34,157	304	638	0.9	210	1.9	29	28
RoW
- residential mortgages	467	24	9	5.1	38	1.9	-	-
- personal lending	1,470	2	2	0.1	100	0.1	-	3
- property	244	49	38	20.1	78	15.6	-	-
- other	21,329	153	148	0.7	97	0.7	(32)	3

	468,069	17,457	8,752	3.7	50	1.9	1,662	1,018

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Core
Central and local government	6,781	-	-	-	-	-	-	-
Finance - banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities
- retail, wholesale and repairs	21,974	611	259	2.8	42	1.2	199	103
- transport and storage	15,946	112	40	0.7	36	0.3	40	35
- health, education and recreation	17,456	507	134	2.9	26	0.8	145	64
- hotels and restaurants	8,189	741	236	9.0	32	2.9	165	49
- utilities	7,098	22	3	0.3	14	-	1	-
- other	24,464	583	276	2.4	47	1.1	137	98
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	-	-	-	-	-	-	-
Latent	-	-	1,649	-	-	-	(5)	-

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

of which:
UK
- residential mortgages	99,928	2,010	307	2.0	15	0.3	164	16
- personal lending	23,035	2,888	2,341	12.5	81	10.2	1,033	1,142
- property	34,970	2,454	500	7.0	20	1.4	394	43
- other	161,746	2,657	1,743	1.6	66	1.1	689	318
Europe
- residential mortgages	19,473	1,506	280	7.7	19	1.4	184	6
- personal lending	2,270	203	164	8.9	81	7.2	43	19
- property	5,139	631	240	12.3	38	4.7	241	1
- other	38,992	1,565	1,343	4.0	86	3.4	468	85
US
- residential mortgages	20,548	460	97	2.2	21	0.5	225	221
- personal lending	6,816	35	35	0.5	100	0.5	81	110
- property	1,611	144	43	8.9	30	2.7	84	54
- other	33,110	388	649	1.2	167	2.0	35	171
RoW
- residential mortgages	410	23	9	5.6	39	2.2	5	-
- personal lending	1,460	5	5	0.3	100	0.3	-	-
- property	735	58	35	7.9	60	4.8	20	-
- other	19,390	180	75	0.9	42	0.4	71	38

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Non-Core
Central and local government	1,507	76	-	5.0	-	-	-	-
Finance - banks	709	11	1	1.6	9	0.1	-	-
- other	4,884	264	152	5.4	58	3.1	(126)	40
Residential mortgages	5,319	478	281	9.0	59	5.3	308	223
Personal lending	2,810	299	263	10.6	88	9.4	21	88
Property	40,628	18,040	7,796	44.4	43	19.2	2,643	609
Construction	3,062	1,012	481	33.1	48	15.7	(104)	46
Manufacturing	5,233	659	251	12.6	38	4.8	57	69
Service industries and business activities
- retail, wholesale and repairs	2,427	409	227	16.9	56	9.4	9	25
- transport and storage	6,009	267	92	4.4	34	1.5	24	12
- health, education and recreation	1,515	564	213	37.2	38	14.1	87	33
- hotels and restaurants	1,358	592	342	43.6	58	25.2	116	25
- utilities	1,725	62	21	3.6	34	1.2	2	2
- other	4,479	1,113	548	24.8	49	12.2	200	157
Agriculture, forestry and fishing	135	58	28	43.0	48	20.7	1	7
Finance leases and instalment credit	7,467	677	403	9.1	60	5.4	60	73
Interest accruals	152	-	-	-	-	-	-	-
Latent	-	-	751	-	-	-	(190)	-

	89,419	24,581	11,850	27.5	48	13.3	3,108	1,409

of which:
UK
- residential mortgages	1,497	56	11	3.7	20	0.7	6	1
- personal lending	295	197	183	66.8	93	62.0	12	8
- property	25,953	5,423	2,163	20.9	40	8.3	896	340
- other	23,769	2,375	1,576	10.0	66	6.6	57	229
Europe
- residential mortgages	590	174	134	29.5	77	22.7	114	4
- personal lending	526	67	54	12.7	81	10.3	(53)	6
- property	12,255	11,972	5,433	97.7	45	44.3	1,720	188
- other	11,957	2,622	1,363	21.9	52	11.4	224	69
US
- residential mortgages	3,040	247	136	8.1	55	4.5	188	218
- personal lending	1,986	35	26	1.8	74	1.3	62	74
- property	1,549	269	89	17.4	33	5.7	(23)	57
- other	2,259	304	363	13.5	119	16.1	(155)	59
RoW
- residential mortgages	192	1	-	0.5	-	-	-	-
- personal lending	3	-	-	-	-	-	-	-
- property	871	376	111	43.2	30	12.7	50	24
- other	2,677	463	208	17.3	45	7.8	10	132

	89,419	24,581	11,850	27.5	48	13.3	3,108	1,409

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

30 June 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	H1 Impairment charge £m	H1 Amounts written-off £m

Non-Core
Central and local government	1,507	-	-	-	-	-	-	-
Finance - banks	645	10	1	1.6	10	0.2	-	-
- other	5,038	311	146	6.2	47	2.9	(115)	34
Residential mortgages	5,509	498	284	9.0	57	5.2	248	156
Personal lending	3,229	311	248	9.6	80	7.7	(17)	71
Property	42,862	18,204	7,968	42.5	44	18.6	2,271	356
Construction	3,070	945	423	30.8	45	13.8	(173)	34
Manufacturing	6,293	728	303	11.6	42	4.8	64	8
Service industries and business activities
- retail, wholesale and repairs	2,598	407	221	15.7	54	8.5	(12)	18
- transport and storage	6,449	280	103	4.3	37	1.6	26	3
- health, education and recreation	1,547	626	236	40.5	38	15.3	93	23
- hotels and restaurants	1,452	635	318	43.7	50	21.9	83	24
- utilities	2,010	69	25	3.4	36	1.2	2	-
- other	4,966	1,103	500	22.2	45	10.1	116	133
Agriculture, forestry and fishing	123	71	38	57.7	54	30.9	2	-
Finance leases and instalment credit	7,920	695	407	8.8	59	5.1	48	52
Interest accruals	176	-	-	-	-	-	-	-
Latent	-	-	786	-	-	-	(163)	-

	95,394	24,893	12,007	26.1	48	12.6	2,473	912

of which:
UK
- residential mortgages	1,570	54	10	3.4	19	0.6	5	1
- personal lending	358	204	185	57.0	91	51.7	10	3
- property	27,182	5,480	2,261	20.2	41	8.3	753	120
- other	25,008	2,657	1,610	10.6	61	6.4	8	146
Europe
- residential mortgages	640	184	140	28.8	76	21.9	113	-
- personal lending	572	70	53	12.2	76	9.3	(57)	15
- property	12,790	12,192	5,545	95.3	45	43.4	1,533	170
- other	13,009	2,428	1,277	18.7	53	9.8	69	33
US
- residential mortgages	3,093	259	134	8.4	52	4.3	130	155
- personal lending	2,299	37	10	1.6	27	0.4	30	53
- property	1,626	233	59	14.3	25	3.6	(56)	46
- other	2,751	306	415	11.1	136	15.1	(111)	12
RoW
- residential mortgages	206	1	-	0.5	-	-	-	-
- personal lending	-	-	-	-	-	-	-	-
- property	1,264	299	103	23.7	34	8.1	41	20
- other	3,026	489	205	16.2	42	6.8	5	138

	95,394	24,893	12,007	26.1	48	12.6	2,473	912

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by industry and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Non-Core
Central and local government	1,671	-	-	-	-	-	-	-
Finance - banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities
- retail, wholesale and repairs	3,191	546	313	17.1	57	9.8	135	58
- transport and storage	8,195	136	78	1.7	57	1.0	47	4
- health, education and recreation	1,865	548	185	29.4	34	9.9	14	135
- hotels and restaurants	1,492	528	268	35.4	51	18.0	156	57
- utilities	2,110	69	20	3.3	29	0.9	13	7
- other	5,530	855	473	15.5	55	8.6	241	212
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	-	-	-	-	-	-	-
Latent	-	-	1,001	-	-	-	(116)	-

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

of which:
UK
- residential mortgages	1,665	52	7	3.1	13	0.4	5	1
- personal lending	585	195	177	33.3	91	30.3	13	11
- property	30,492	5,532	1,719	18.1	31	5.6	1,152	354
- other	30,188	2,995	1,837	9.9	61	6.1	508	386
Europe
- residential mortgages	621	45	21	7.2	47	3.4	37	-
- personal lending	600	198	152	33.0	77	25.3	23	5
- property	12,636	9,903	3,959	78.4	40	31.3	2,587	209
- other	14,388	2,385	1,111	16.6	47	7.7	295	1,338
US
- residential mortgages	3,653	180	156	4.9	87	4.3	390	424
- personal lending	2,704	20	20	0.7	100	0.7	79	161
- property	3,318	621	159	18.7	26	4.8	237	166
- other	3,670	482	484	13.1	100	13.2	(111)	353
RoW
- residential mortgages	203	-	-	-	-	-	4	1
- personal lending	2	-	-	-	-	-	98	129
- property	1,205	241	81	20.0	34	6.7	(33)	182
- other	3,276	542	433	16.5	80	13.2	123	98

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by division
The following tables analyse loans and advances to banks and customers (excluding reverse repos and assets of disposal groups) and related REIL, provisions, impairments, write-offs and coverage ratios by division.

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	YTD Impairment charge	YTD Amounts written-off
30 September 2011	£m	£m	£m	%	%	£m	£m

UK Retail	110,520	4,651	2,661	4.2	57	597	658
UK Corporate	110,047	4,904	1,961	4.5	40	549	498
Wealth	19,363	198	71	1.0	36	13	8
Global Transaction Services	23,252	240	201	1.0	84	119	66
Ulster Bank	38,337	5,556	2,567	14.5	46	1,057	63
US Retail & Commercial	49,663	955	469	1.9	49	193	267

Retail & Commercial	351,182	16,504	7,930	4.7	48	2,528	1,560
Global Banking & Markets	109,821	1,641	943	1.5	57	(49)	51
RBS Insurance and other	8,475	-	-	-	-	-	-

Core	469,478	18,145	8,873	3.9	49	2,479	1,611
Non-Core	89,419	24,581	11,850	27.5	48	3,108	1,409

	558,897	42,726	20,723	7.6	49	5,587	3,020

30 June 2011

UK Retail	110,770	4,622	2,672	4.2	58	402	457
UK Corporate	110,893	4,761	1,902	4.3	40	322	332
Wealth	19,626	185	69	0.9	37	8	6
Global Transaction Services	23,074	309	216	1.3	70	74	11
Ulster Bank	39,450	5,116	2,401	13.0	47	730	21
US Retail & Commercial	48,020	929	484	1.9	52	139	170

Retail & Commercial	351,833	15,922	7,744	4.5	49	1,675	997
Global Banking & Markets	112,310	1,535	1,008	1.4	66	(13)	21
RBS Insurance and other	3,926	-	-	-	-	-	-

Core	468,069	17,457	8,752	3.7	50	1,662	1,018
Non-Core	95,394	24,893	12,007	26.1	48	2,473	912

	563,463	42,350	20,759	7.5	49	4,135	1,930

31 December 2010

UK Retail	108,813	4,620	2,741	4.2	59	1,160	1,135
UK Corporate	111,744	3,967	1,732	3.6	44	761	349
Wealth	18,350	223	66	1.2	30	18	9
Global Transaction Services	17,484	146	147	0.8	101	8	49
Ulster Bank	39,786	3,619	1,633	9.1	45	1,161	48
US Retail & Commercial	48,661	913	505	1.9	55	483	547

Retail & Commercial	344,838	13,488	6,824	3.9	51	3,591	2,137
Global Banking & Markets	122,054	1,719	1,042	1.4	61	146	87
RBS Insurance and other	2,741	-	-	-	-	-	-

Core	469,633	15,207	7,866	3.2	52	3,737	2,224
Non-Core	109,206	23,391	10,316	21.4	44	5,407	3,818

	578,839	38,598	18,182	6.7	47	9,144	6,042

Appendix 3 Additional risk management disclosures (continued)

ABS by geography and measurement classification

	US	UK	Other Europe	RoW	Total	HFT	DFV	AFS	LAR
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	29,011	15	6,141	1	35,168	17,622	-	17,546	-
RMBS: covered bond	136	206	8,468	-	8,810	-	-	8,810	-
RMBS: prime	1,464	3,267	1,848	493	7,072	1,152	74	5,743	103
RMBS: non-conforming	1,197	2,198	75	-	3,470	678	-	1,416	1,376
RMBS: sub-prime	2,015	437	106	4	2,562	2,355	-	24	183
CMBS	1,937	1,748	881	30	4,596	2,295	-	949	1,352
CDOs	9,427	49	487	-	9,963	5,882	-	3,989	92
CLOs	5,314	119	772	-	6,205	1,050	-	4,893	262
Other ABS	2,074	1,688	2,414	1,150	7,326	1,907	-	3,078	2,341

	52,575	9,727	21,192	1,678	85,172	32,941	74	46,448	5,709

Carrying value
RMBS: G10 government	29,759	15	5,790	1	35,565	17,948	-	17,617	-
RMBS: covered bond	139	214	7,504	-	7,857	-	-	7,857	-
RMBS: prime	1,207	2,755	1,493	478	5,933	947	1	4,891	94
RMBS: non-conforming	773	1,914	75	-	2,762	366	-	1,020	1,376
RMBS: sub-prime	928	159	83	4	1,174	988	-	11	175
CMBS	1,811	1,373	621	30	3,835	1,759	-	838	1,238
CDOs	1,913	16	298	-	2,227	476	-	1,662	89
CLOs	4,787	78	500	-	5,365	647	-	4,479	239
Other ABS	1,743	824	2,263	1,114	5,944	992	-	2,716	2,236

	43,060	7,348	18,627	1,627	70,662	24,123	1	41,091	5,447

Net exposure
RMBS: G10 government	29,759	15	5,790	1	35,565	17,948	-	17,617	-
RMBS: covered bond	139	214	7,504	-	7,857	-	-	7,857	-
RMBS: prime	1,102	2,740	1,292	454	5,588	610	1	4,883	94
RMBS: non-conforming	739	1,903	75	-	2,717	322	-	1,019	1,376
RMBS: sub-prime	506	159	78	4	747	569	-	3	175
CMBS	950	1,373	510	30	2,863	802	-	837	1,224
CDOs	369	16	298	-	683	225	-	369	89
CLOs	1,159	78	493	-	1,730	580	-	911	239
Other ABS	1,449	717	2,265	959	5,390	548	-	2,717	2,125

	36,172	7,215	18,305	1,448	63,140	21,604	1	36,213	5,322

Appendix 3 Additional risk management disclosures (continued)

ABS by geography and measurement classification (continued)

	US	UK	Other Europe	RoW	Total	HFT	DFV	AFS	LAR
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	24,207	16	6,422	-	30,645	13,840	-	16,805	-
RMBS: covered bond	138	208	8,525	-	8,871	-	-	8,871	-
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	-	3,448	708	-	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	-	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	-	12,737	7,951	-	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	-	5,572	426
Other ABS	3,104	1,144	2,871	1,705	8,824	1,533	-	4,523	2,768

	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	-	3,135	605	-	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	-	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	-	3,458	1,341	-	2,021	96
CLOs	5,334	102	635	3	6,074	691	-	4,958	425
Other ABS	2,780	945	2,615	1,667	8,007	1,259	-	4,089	2,659

	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	-	3,132	602	-	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	-	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	-	1,369	743	-	530	96
CLOs	1,387	102	629	1	2,119	673	-	1,021	425
Other ABS	2,293	748	2,609	1,659	7,309	690	-	4,081	2,538

	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

Appendix 4

Asset Protection Scheme

Appendix 4 Asset Protection Scheme

Covered assets roll forward
The table below shows the movement in covered assets.

Covered amount
£bn

At 31 December 2010	194.7
Disposals	(2.9)
Maturities, amortisation and early repayments	(24.3)
Effect of foreign currency movements and other adjustments	0.2

At 30 June 2011	167.7
Disposals	(1.2)
Maturities, amortisation and early repayments	(8.9)
Effect of foreign currency movements and other adjustments	(1.8)

At 30 September 2011	155.8

Key points

•	The covered amount has reduced by £126 billion since the Scheme inception (December 2008) from £282 billion to £156 billion and by £39 billion in the nine months ended 30 September 2011.

•	The Group continues to take advantage of market conditions and execute sales from a number of its portfolios.

Credit impairments and write-downs
The table below analyses the credit impairment provision (adjusted for write-offs) and adjustments to par value (including available-for-sale reserves) relating to the covered assets.

	30 September 2011	30 June 2011	31 December 2010
	£m	£m	£m

Loans and advances	20,407	19,777	18,033
Debt securities	11,079	10,785	11,747
Derivatives	3,023	2,125	2,043

	34,509	32,687	31,823

By division:
UK Retail	3,202	3,124	2,964
UK Corporate	2,102	1,838	1,382
Ulster Bank	1,231	1,190	804

Retail & Commercial	6,535	6,152	5,150
Global Banking & Markets	1,526	1,420	1,496

Core	8,061	7,572	6,646
Non-Core	26,448	25,115	25,177

	34,509	32,687	31,823

Key point

•	Cumulative credit impairments and write-downs increased by £1.8 billion in the quarter to £34.5 billion.

Appendix 4 Asset Protection Scheme (continued)

First loss utilisation
Definitions of triggered amounts and other related aspects are set out in the Group's 2010 Annual Report and Accounts and the Group's Interim Results 2011. The table below shows the first loss utilisation under the original and modified rules (as described in the Group's Interim Results 2011).

	Original Scheme rules		Modified Scheme rules
	Gross loss amount	Cash recoveries to date	Net triggered loss	Total net triggered amount
30 September 2011	£m	£m	£m	£m

UK Retail	3,980	(693)	-	3,287
UK Corporate	1,963	(672)	1,022	2,313
Ulster Bank	2,209	(260)	-	1,949

Retail & Commercial	8,152	(1,625)	1,022	7,549
Global Banking & Markets	-	-	982	982

Core	8,152	(1,625)	2,004	8,531
Non-Core	14,974	(2,477)	7,949	20,446

	23,126	(4,102)	9,953	28,977

Loss credits				1,792

				30,769

30 June 2011

UK Retail	3,895	(608)	-	3,287
UK Corporate	1,914	(622)	806	2,098
Ulster Bank	1,918	(202)	-	1,716

Retail & Commercial	7,727	(1,432)	806	7,101
Global Banking & Markets	-	-	962	962

Core	7,727	(1,432)	1,768	8,063
Non-Core	14,676	(2,190)	7,753	20,239

	22,403	(3,622)	9,521	28,302

Loss credits				1,632

				29,934

31 December 2010

UK Retail	3,675	(455)	-	3,220
UK Corporate	1,690	(427)	597	1,860
Ulster Bank	1,500	(160)	-	1,340

Retail & Commercial	6,865	(1,042)	597	6,420
Global Banking & Markets	-	-	962	962

Core	6,865	(1,042)	1,559	7,382
Non-Core	13,946	(1,876)	6,923	18,993

	20,811	(2,918)	8,482	26,375

Loss credits				1,241

				27,616

Appendix 4 Asset Protection Scheme (continued)

First loss utilisation (continued)

Key points

•	The cumulative first loss is £30.8 billion. However, the Group does not expect to claim under the Scheme, which has a first loss of £60 billion.

•	In Q3 2011 the Group received loss credits of £0.2 billion in relation to disposals.

•	The Group now expects an average recovery rate of approximately 40% across all portfolios, reflecting a slight deterioration in credit metrics, including impairments.

Risk-weighted assets
The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	30 September 2011	30 June 2011	31 December 2010
	£bn	£bn	£bn

UK Retail	9.9	10.7	12.4
UK Corporate	16.9	19.3	22.9
Ulster Bank	6.7	7.6	7.9

Retail & Commercial	33.5	37.6	43.2
Global Banking & Markets	10.4	10.3	11.5

Core	43.9	47.9	54.7
Non-Core	44.7	47.3	50.9

APS RWAs	88.6	95.2	105.6

Key point

•	The decrease of £6.6 billion in RWAs covered by the Scheme reflects pool movements, assets moving into default and changes in risk parameters.

Glossary of terms

Alt-A (Alternative A-paper) are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears are the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) are securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset Protection Scheme credit default swap - in 2009, the Group became party to the Asset Protection Scheme under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from Her Majesty's Treasury acting on behalf of the UK Government.  The contract is accounted for as a derivative financial instrument.  It is recognised at fair value and included in Derivatives on the balance sheet.  Changes in its fair value are recognised in profit or loss within Income from trading activities.

Assets under management are assets managed by the Group on behalf of clients.

Certificate of deposit (CD)- CDs are bearer negotiable instruments acknowledging the receipt of a fixed term deposit at a specified interest rate.

Collateralised bond obligations (CBOs) are asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) are asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised loan obligations (CLOs) are asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

Glossary of terms (continued)

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) are asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) comprises unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from 2 to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. Commercial paper is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Contractual maturity is the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Covered mortgage bonds are debt securities backed by a portfolio of mortgages that is segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds

Credit default swap (CDS) is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) is a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Glossary of terms (continued)

Credit derivatives are contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk spread - is the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of an individual debt instrument.

Credit valuation adjustments - are adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - comprise money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short-term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Debt securities are transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issuecomprise unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences - temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods - and the carry-forward of tax losses and unused tax credits.

Glossary of terms (continued)

Deferred tax liability - income taxes payable in future periods as a result of taxable temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in taxable amounts in future periods).

Defined benefit obligation - the present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan - pension or other post-retirement benefit plan other than a defined contribution plan.

Delinquency - a debt or other financial obligation is considered delinquent when one or more contractual payments are overdue. Delinquency is usually defined in terms of days past due. Delinquent and in arrears are synonymous.

Deposits by banks - comprise money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

Derivative - a contract or agreement whose value changes with movements in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discontinued operation - is a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Agencies - US federal agencies are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including Ginnie Mae, issue or guarantee publicly traded debt securities.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

Glossary of terms (continued)

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - is the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Freddie Mac (Federal Home Loan Mortgage Corporation) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the IMF's General Arrangements to Borrow.

Government Sponsored Enterprises (GSEs) - are a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - is the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - are mortgages that are guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Home equity loan - is a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses - for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). For impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Glossary of terms (continued)

Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

International Accounting Standards Board (IASB) - is the independent standard-setting body of the IFRS Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRSs) and for approving Interpretations of IFRSs as developed by the IFRS Interpretations Committee (IFRIC).

Interest spread - is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Loan impairment provisions - are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Master netting agreement - is an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - are debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers - are entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Glossary of terms (continued)

Mortgage-backed securities (MBS) - are asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Net interest income - is the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin - is net interest income as a percentage of average interest-earning assets.

Net principal exposure - is the carrying value of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection.

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans - are loans other than impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer, are treated as new loans.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Glossary of terms (continued)

Residential mortgage backed securities (RMBS) - are asset-backed securities for which the underlying asset portfolios are residential mortgages.

Retail loans - are loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - comprise impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings.

Risk-weighted assets - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire, and the buyer to resell, the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - is a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Special purpose entity (SPE) - is an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, corporation or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured credit portfolio (SCP) - the SCP is a portfolio of certain of the Group's illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

Structured notes - are securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Glossary of terms (continued)

Subordinated liabilities - are liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - sub-prime mortgage loans are designed for customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - is the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tangible Net Asset Value (TNAV) - Owners' equity attributable to ordinary and B shareholders less intangible assets, divided by number of ordinary and B shares in issue.

Tier 1 capital - core Tier 1 capital plus other Tier 1 securities in issue, less material holdings in financial companies.

Tier 1 capital ratio - Tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

US Federal Agencies - see Federal Agencies

Value-at-risk (VaR) - is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Write down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary